APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

[Exotic Parrots LLC]
Balance Sheet - unaudited
For the period ended [4/10/2020]

	Period Ending
	[04/10/2020]
ASSETS	
Current Assets:	
Cash	$ 4,000.00
Petty Cash	-
Accounts Receivables	2,000.00
Inventory	21,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	27,000.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	2,000.00
Computer Equipment	6,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	8,000.00
Other Assets:	
Trademarks	1,500.00
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	1,500.00
TOTAL ASSETS	**$ 36,500.00**
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	3,500.00
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	3,500.00
Long-Term Liabilities:	
Notes Payable	-

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		-
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
TOTAL LIABILITIES & EQUITY	$	**3,500.00**
Balance Sheet Check		33,000.00

I, Nader Izzatali, certify that:

1. The financial statements of Exotic Parrots LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Exotic Parrots LLC has not been included in this Form as Exotic Parrots LLC was formed on 02/20/2019 and has not filed a tax return to date.

Signature: DocuSigned by: Nader Izzatali CB9A34637269419...

Name: Nader Izzatali

Title: member